UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rover Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77936F103
(CUSIP Number)

Menlo ventures

ATTN: DEBORAH cARRILLO, GENERAL COUNSEL

1300 El Camino Real, Suite 150

Menlo Park, CA 94025

TELEPHONE: (650) 854-8540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Menlo Ventures XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,086,863 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,086,863 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,086,863 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Menlo Special Opportunities Fund, L.P. (“MSOP”), MMSOP, L.P. (“MMSOP”), Menlo Ventures XI, L.P. (“Menlo XI”), MMEF XI, L.P. (“MMEF XI,” and together with MSOP, MMSOP and Menlo XI, the “Menlo Funds”), MSOP GP, L.L.C. (“MSOP GP”) and MV Management XI, L.L.C. (“MVM XI,” and together with MSOP GP and the Menlo Funds, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 11,086,863 shares of Common Stock held by Menlo XI. MVM XI serves as the general partner of Menlo XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI.

(3)	This percentage is calculated based upon 181,939,002 shares of Common Stock outstanding as of May 6, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed on May 12, 2022 with the Securities and Exchange Commission (the “SEC”).

1.	Name of Reporting Persons MMEF XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 431,156 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 431,156 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,156 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 431,156 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by MMEF XI.

(3)	This percentage is calculated based upon 181,939,002 shares of Common Stock outstanding as of May 6, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed on May 12, 2022 with the SEC.

1.	Name of Reporting Persons MV Management XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,518,019 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,518,019 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,518,019 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 11,086,863 shares of Common Stock held by Menlo XI, and (ii) 431,156 shares of Common Stock held by MMEF XI. MVM XI serves as the general partner of Menlo XI and MMEF XI and, as such, MVM XI possesses voting and dispositive power over the shares held by Menlo XI and MMEF XI, and may be deemed to have indirect beneficial ownership of the shares held by Menlo XI and MMEF XI.

(3)	This percentage is calculated based upon 181,939,002 shares of Common Stock outstanding as of May 6, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed on May 12, 2022 with the SEC.

1.	Name of Reporting Persons Menlo Special Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,455,836 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,455,836 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,455,836 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 3.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 5,455,836 shares of Common Stock held by MSOP. MSOP GP serves as the general partner of MSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MSOP, and may be deemed to have indirect beneficial ownership of the shares held by MSOP.

(3)	This percentage is calculated based upon 181,939,002 shares of Common Stock outstanding as of May 6, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed on May 12, 2022 with the SEC.

1.	Name of Reporting Persons MMSOP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 88,711 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 88,711 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,711 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 88,711 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MMSOP.

(3)	This percentage is calculated based upon 181,939,002 shares of Common Stock outstanding as of May 6, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed on May 12, 2022 with the SEC.

1.	Name of Reporting Persons MSOP GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,544,547 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,544,547 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,544,547 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 3.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 5,455,836 shares of Common Stock held by MSOP, and (ii) 88,711 shares of Common Stock held by MMSOP. MSOP GP serves as the general partner of MSOP and MMSOP and, as such, MSOP GP possesses voting and dispositive power over the shares held by MSOP and MMSOP, and may be deemed to have indirect beneficial ownership of the shares held by MSOP and MMSOP.

(3)	This percentage is calculated based upon 181,939,002 shares of Common Stock outstanding as of May 6, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed on May 12, 2022 with the SEC.

Explanatory Note: This Amendment No. 2 (the “Amendment”) which amends the Schedule13D filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2021 and amended on October 12, 2022 (the “Original Schedule 13D”) is being filed on behalf of Menlo Special Opportunities Fund, L.P. (“MSOP”), MMSOP, L.P. (“MMSOP”), Menlo Ventures XI, L.P. (“Menlo XI”), MMEF XI, L.P. (“MMEF XI,” and together with MSOP, MMSOP and Menlo XI, the “Menlo Funds”), MSOP GP, L.L.C. (“MSOP GP”), and MV Management XI, L.L.C. (“MVM XI,” and together with MSOP GP and the Menlo Funds, the “Reporting Persons”) and relates to the Class A Common Stock, $0.0001 par value per share (“Common Stock”), of Rover Group, Inc., a Delaware corporation (the “Issuer” or “Rover”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2b of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

b)	The address of the principal place of business of each of the Reporting Persons is 1300 El Camino Real, Suite 150, Menlo Park, CA 94025.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On August 11, 2022, each of the Menlo Funds entered into a Preset Pro Rata In-Kind Distribution Plan (each, a “10b5-1 Plan” and, collectively, the “10b5-1 Plans”) pursuant to which they may distribute, from time to time, up to an aggregate of 17,062,566 shares of Common Stock, subject to certain conditions and restrictions set forth in the 10b5-1 Plans, to their respective general and limited partners and, the distribution plans provide for the further pro rata distribution by the respective general partners of the Menlo Funds of shares that they receive in the distributions from the Menlo Funds, to their respective members. The distribution of Common Stock under the 10b5-1 Plans is subject to timing, volume and price-based parameters adopted by the Menlo Funds, and there is no assurance that any Common Stock will be distributed under the 10b5-1 Plans. No shares of Common Stock have been distributed under the 10b5-1 Plans to date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 6:

10b5-1 Plan

On August 11, 2022, the Menlo Funds entered into the 10b5-1 Plans Pursuant to the 10b5-1 Plans, the Menlo Funds may distribute, from time to time, up to an aggregate of 17,062,566 shares of Common Stock, subject to certain conditions and restrictions set forth in the 10b5-1 Plans as follows:

•	Menlo XI: 11,086,863 shares
•	MMEF XI: 431,156 shares
•	MSOP: 5,455,836 shares; and
•	MMSOP: 88,711 shares.

The distributions of Common Stock under the 10b5-1 Plans are subject to timing, volume and price-based parameters adopted by the Menlo Funds, and there is no assurance that any Common Stock will be distributed under the 10b5-1 Plans. No shares of Common Stock have been distributed under the 10b5-1 Plans to date.

The foregoing description is qualified in its entirety by reference to the form of 10b5-1 Plan, a copy of which is filed herewith as Exhibit D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 7:

D	Form of Preset Pro Rata In-Kind Distribution Plan

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 12, 2022

Menlo Ventures XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMEF XI, L.P.

By:	MV Management XI, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MV Management XI, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

Menlo Special Opportunities Fund, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MMSOP, L.P.

By:	MSOP GP, L.L.C.
Its:	General Partner

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

MSOP GP, L.L.C.

By:	/s/ Venky Ganesan
Venky Ganesan
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit(s):

D	Form of Preset Pro Rata In-Kind Distribution Plan

Exhibit D

Preset Pro Rata In-Kind Distribution Plan

PART I

Account and Plan Information

The undersigned (referred to hereinafter as the “Client”, “I” or “me”) hereby adopts this Preset Pro Rata In-Kind Distribution Plan (this “Plan” or “Distribution Plan”) based on the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of effecting distributions of Class A common stock (the “Shares”) of Rover Group, Inc. (the “Issuer”) pursuant to the terms and conditions set forth below.

The date on which the Client executes this Plan will be defined as the Adoption Date (the “Adoption Date”).

Issuer (the “Issuer”): Rover Group, Inc.	Trading Symbol: ROVR

Adoption Date: August 11, 2022

Client’s Name:

Account #: -XXX	FA Number: 838-066

Distribution Start Date:

Note: The “Distribution Start Date” may be no sooner than the latest of (i) ____________, and (ii) _____________. The Distribution Start Date should match the earliest Start Date on the Distribution Schedule Table.

Plan End Date :

Note: The “Plan End Date” may be no sooner than one (1) year after the Distribution Start Date and no later than 18 months after the Distribution Start Date. The “Plan End Date” should match the latest End Date on the Distribution Schedule Table.

Client’s Affiliation Status:  ☒ Rule 144 affiliate ☐ Section 16 insider ☐ Non-Rule 144 affiliate but subject to trading windows ☐ Other

Notice:

To the Client: Name: Kirsten Mello, Chief Financial Officer Address: 1300 El Camino Real, Suite 150 Menlo Park 94025 Telephone: 650.854.8540 E-Mail: finance@menlovc.com	Copies to: Name: Deborah Carrillo, General Counsel Address: 1300 El Camino Real, Suite 150 Menlo Park 94025 Telephone: E-Mail: deborah@menlovc.com

To Issuer:

Name: Melissa Weiland, General Counsel

Rover Group, Inc.

Address:      720 Olive Way, 19th Floor
Seattle, WA 98101

Telephone: 888-453-7889

E-Mail:    complianceofficer@rover.com
mweiland@rover.com
scott.tallman@rover.com
todd.cooley@rover.com

Copies to: Name: Todd Cooley Rover Group, Inc. Address: 720 Olive Way, 19th Floor Seattle, WA 98101 Telephone: E-Mail: todd.cooley@rover.com

To: MSSB Financial Advisor

Primary Contact: Ted Buckley

Alternate Contact: Trisha Jeffries

Senior Risk/Service Office: Winston Thomas

Address: 1333 N. California, Walnut Creek, CA 94596

Telephone: 925-746-2939

Fax: 925-452-4505

E-mail: sfvcst@morganstanley.com

PART II

Distribution Schedule

Instructions: To be completed by the Client.

The following constitutes Client’s plan to distribute the Shares.

Client will provide notice and instructions to MSSB pursuant to the Distribution Plan to effect the distribution of Shares to limited partners and general partners of Client as set forth in the Distribution Schedule Table below.

Client will send notice after market close to MSSB by electronic mail to the applicable persons indicated in Part I – Account and Plan /Information that a distribution event has been triggered (a “Distribution Notice”). With, or in a timely manner following, the Distribution Notice, Client will send to MSSB by electronic mail to the applicable persons indicated in Part I – Account and Plan Information, the following:

•	A letter of authorization to deliver the underlying shares to limited partners and general partners of Client;

•	A schedule of limited partners and general partners of Client and their respective pro-rata allocations;

•	A Rule 144 distribution representation letter that lists affiliates and non-affiliates (Part IV - Exhibit B);

•	All documentation required to remove restrictions on the Shares and/or transfer Shares into book entry, including, but not limited to, stock powers.

Client shall adjust the Share amounts and the prices referenced below, solely to the extent needed, to take into account any stock split, reverse stock split or stock dividend with respect to the Shares or any change in capitalization with respect to the Issuer that occurs while the Distribution Plan is in effect, and Client shall reflect such adjustments, along with a description of the applicable change in capitalization, in the notice provided to MSSB to effect the distribution. For the avoidance of doubt, Client is obligated to deliver Distribution Notices to MSSB pursuant to the Distribution Plan and such delivery does not constitute any exercise of investment discretion by Client.

Distribution Schedule Table

Note: Client is responsible for ensuring this Distribution Schedule Table and all footnotes below are fully and accurately reflected in the applicable Distribution Notice

Type (Clean/Restricted)	Date Acquired	Distribution Period (Start Date*)	Distribution Period (End Date**)	Distribution Share Quantity	Order Type (Market / Limit Price)

* Start Date cannot be earlier than the “Distribution Start Date” set forth in Part I. above.

** End Date cannot be later than the “Plan End Date” set forth in Part I. above.

SEC 1147 (08-07)

PART III

Distribution Plan Disclosures and Representations

A. General Representations.

The undersigned, an authorized representative of Client, understands that this Distribution Plan is based on the requirements of SEC Rule 10b5-1(c)(1)  under the Securities Exchange Act of 1934, as amended (the “Rules”). In summary, under the Rules, a person executing pre-planned purchases or sales pursuant to a written plan established in good faith at a time when that person was unaware of material nonpublic information has an affirmative defense against allegations of insider trading with respect to such purchases or sales. The undersigned understands that this Distribution Plan covers pro rata in-kind distribution of the Shares to its partners, without the payment of any consideration, based upon their respective capital interests pursuant to the terms of its partnership agreement and in accordance with the requirements of Rule 144, and does not contemplate purchases or sales. The Client’s purpose for this Distribution Plan is to provide for such distributions by Client of securities of the Issuer pursuant to the Rules.

1.	The undersigned, an authorized representative of Client, hereby represents that, as of the date of execution hereof:

a.	Client is not in possession, and is not aware, of any material nonpublic information about the securities which are the subject of this Distribution Plan or the Issuer of such securities and is not currently subject to any quarterly, special or other trading blackout period in effect under the Issuer’s insider trading policy as currently in effect;

b.	Client is entering into this Distribution Plan in good faith and not as part of a plan or scheme to evade any law, including, without limitation, the federal securities laws, any law governing insider trading, or the terms of the Issuer’s insider trading policy as currently in effect;

c.	Client understands and agrees that (i) MSSB makes no representation that this Distribution Plan complies with, and/or provides an affirmative defense against allegations of insider trading pursuant to, SEC Rule 10b5-1, and (ii) Client has consulted with its own advisors as to the legal, tax, financial and other aspects of this Distribution Plan, including its compliance with SEC Rule 10b5-1.

d.	Client owns the securities which are the subject of this Distribution Plan free and clear and Client acknowledges and confirms that:

(i)	Neither Client nor the securities subject to this Distribution Plan are subject to any pledges, liens, security interests or other impediments to transfer (except for limitations imposed by Rule 144 under the Securities Act of 1933, as amended, if applicable), nor is there any contractual restriction or litigation, arbitration or other proceeding pending, or to Client’s knowledge threatened, that would prevent or interfere with the distribution of Shares under this Distribution Plan; and

(ii)	The execution and delivery of this Distribution Plan by Client and the distribution contemplated by this Distribution Plan will not contravene applicable law or any agreement or other instrument binding on Client or any of its affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Client or its affiliates.

e.	Client has not entered into or altered, and while this Distribution Plan is in effect Client will not enter into, any corresponding or hedging transaction or position with respect to the securities which are the subject of this Distribution Plan (including, without limitation, with respect to any securities convertible or exchangeable into common stock of the Issuer) and, unless this Distribution Plan is modified or terminated in accordance with the terms hereof, Client agrees not to alter or deviate from the terms of this Distribution Plan;

f.	Client agrees not to, directly or indirectly, communicate any information relating to the Shares or the Issuer to any employee of MSSB or its affiliates who is involved, directly or indirectly, in executing this Distribution Plan at any time while this Distribution Plan is in effect or attempt to exercise any influence over how, when or whether to effect any distribution of Shares pursuant to this Distribution Plan (other than by providing the notice to MSSB further described in Part II. above); and

g.	Client represents that this Distribution Plan conforms with the trading policies of the Issuer, and Client acknowledges and confirms that Client has provided MSSB with an Issuer Representation letter dated as of the date of this Distribution Plan signed by an authorized representative of the Issuer substantially in the form of Part IV - Exhibit A to this Distribution Plan.

SEC 1147 (02-08)

B. Modification, Suspension and Termination.

1.	Modification of Distribution Plan.

a.	Client may not modify this Distribution Plan unless:

(i)	such modification is accepted in writing by MSSB;

(ii)	Client provides MSSB with:

(a)	an Issuer Representation Letter substantially in the form of Part IV – Exhibit A to this Distribution Plan;

(b)	if it is a Rule 144 affiliate, representations substantially to the effect of those contained in Part IV-Exhibit B of this Plan;

(c)	a modification letter and new distribution schedule(s) in which Client represents, among other things, that on the date of such modification Client is not aware of any material, non-public information regarding the Issuer or any of its securities (including the Shares), that the modification is being made in good faith and not as part of a scheme to evade any law, including, without limitation, the federal securities laws or any law governing insider trading, and that its representations and warranties contained in this Distribution Plan are true as at and as of the date of such letter as if made at and as of such date; and

(iii)	such modification occurs only outside of any “blackout periods” set forth in the Issuer’s insider trading policy and procedures;

(iv)	within the one year preceding the modification or adoption of the Distribution Plan, it has not otherwise modified or adopted a plan more than once; and

(v)	the modified Distribution Plan has a minimum duration of 12 months from the time distributions may first occur under the modified Distribution Plan

b.	Client further understands and agrees that the Issuer requires that distributions may not begin under such modification until after the latest of (i) the termination of the next quarterly blackout period following modification of the Distribution Plan and (ii) 30 calendar days following modification of the Distribution Plan. The existing Distribution Plan remains in effect until the modified Distribution Plan comes into effect. The Issuer may impose additional requirements as a condition of allowing Client to modify this Distribution Plan, including, but not limited to, an additional period of time which must elapse before distribution may resume following such modification. Client agrees to comply with all conditions and requests set forth in this Distribution Plan and with any such additional requirements imposed by Issuer and to advise MSSB of such requirements.

2.	Suspension of Distribution Plan.

a.	Client understands that distributions under this Distribution Plan may be suspended if MSSB has received written notice from the Issuer or from Client of a legal, regulatory or contractual restriction applicable to the Issuer or to Client that would be violated by the distribution of Shares. Upon receipt of such written notice, Client expressly authorizes MSSB to suspend distributions as soon as practicable and distributions shall not resume until MSSB has received written notice of the resolution of the underlying restriction. If the events giving rise to a suspension of distributions cannot be resolved (as determined by MSSB in its sole discretion), Client understands and acknowledges that MSSB reserves the right, in its sole discretion, to terminate this Distribution Plan in accordance with the provisions contained herein. In the event of a suspension, MSSB will resume effecting distributions in accordance with this Distribution Plan as soon as MSSB determines that it is reasonably practical to do so.

b.	Upon the resumption of distributions following a suspension, any distributions having an End Date scheduled to have occurred during such suspension period shall be deemed to have expired as of that scheduled End Date as defined in the Distribution Schedule Table. Any distributions having a Start Date scheduled to have occurred during the period of suspension shall be made as soon as practicable for the balance of time remaining until the End Date applicable to such distribution. All other distributions shall be placed as originally indicated in this Distribution Plan.

3.	Termination of Distribution Plan.

a.	Client understands that this Distribution Plan must have a minimum term of 12 months and will terminate at market close on the Plan End Date or, if earlier, upon the completed distribution of the Shares subject to this Distribution Plan. In addition, this Distribution Plan shall terminate, regardless of whether the Shares have been distributed, upon any of the following events:

(i)	MSSB receives written notice of the dissolution of Client;

SEC 1147 (02-08)

(ii)	MSSB receives two days’ written notice from Client terminating this Distribution Plan (which may be given for any reason) and, if required by the Issuer’s insider trading policy, such termination is approved in writing by the Issuer. The Client understands that obtaining such approval is the Client’s sole responsibility) ; and

(iii)	Client receives written notice from MSSB terminating this Distribution Plan (which may be given for any reason);

(iv)	Client fails to comply in any material respect with any applicable law and/or any obligation under this Distribution Plan; and

(v)	Upon my or the Issuer’s demonstrating to MSSB that any of the following events have occurred:

a.	a public announcement has been made of a tender offer involving the Issuer’s securities;

b.	a definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction in which the securities covered by this Distribution Plan would be subject to a lock-up provision;

c.	a sale has been made of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity, or if a transaction affecting the Issuer occurs in which the owners of the Issuer’s outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

d.	a dissolution or liquidation of the Issuer takes place or there is a commencement or impending commencement of any proceedings in respect of or triggered by the Issuer’s bankruptcy or insolvency; or

e.	that this Distribution Plan or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which the Issuer is a party or by which the Issuer is bound.

b.	Client further understands that the Issuer’s insider trading policy states that if it elects to terminate its Distribution Plan prior to the Plan End Date, Client may not trade or distribute the Issuer’s securities until after the latest of (i) the completion of the next quarterly blackout period following the termination of this Distribution Plan (or, if this Distribution Plan is terminated during a quarterly blackout period, the end of that blackout period) and (ii) 30 calendar days after the termination, and Client agrees to provide the Issuer with prompt notice of the termination of this Distribution Plan.

C. Notice.

All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or electronic mail and made to the applicable persons indicated in Part I – Account and Plan Information.

D. Miscellaneous.

1.	Client’s Obligation to Consult Legal Advisors. Client agrees that Client will not enter into, modify, suspend or terminate this Distribution Plan except upon consultation with Client’s own legal advisors.

2.	Inconsistent Provisions. If any provision of this Distribution Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed rescinded to the extent required in order to comply with the relevant law, rule or regulation. All other provisions of this Distribution Plan will continue and remain in full force and effect.

3.	Other Shares. The Issuer’s insider trading policy states that sales or distributions outside this Distribution Plan are not permitted, subject to limited exceptions specified in the Issuer’s insider trading policy.

4.	Effect of Instructions on Other Agreements with MSSB. Nothing in this Distribution Plan changes any other terms or agreements that are already applicable to Client’s account or accounts, or that otherwise exist between MSSB and Client.

SEC 1147 (02-08)

5.	Entire Agreement; Subsequent Plans. This Distribution Plan constitutes the entire agreement between the parties with respect to this Distribution Plan and supersedes any prior agreements or understandings with respect to this Distribution Plan. Client understands that if it enters into a subsequent 10b5-1 trading or distribution plan, that plan will not amend, suspend or terminate this Distribution Plan unless explicitly agreed to by MSSB in writing.

6.	Choice of Law. This Distribution Plan shall be construed in accordance with the internal laws of the State of New York.

7.	Counterparts. This Distribution Plan may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were placed upon the same instrument.

IN WITNESS WHEREOF, the undersigned Client has signed this Distribution Plan as of the Adoption Date.

Client

By:
Name:

Title:

Date:
NOTE: Signature date above must be the same as the Adoption Date set forth in Section I. of the Distribution Plan above.

ACKNOWLEDGED BY: Morgan Stanley Smith Barney LLC (Branch Representative)

By:
Name:

Title:

Date:
SEC 1147 (02-08)

PART IV

Exhibit A

Instructions: To be reviewed and executed by an authorized representative of the Issuer.

Issuer Representation Letter

Reference is made to that certain Preset Pro Rata In-Kind Distribution Plan dated XXXXXXX (the “Distribution Plan”) between __________________ (“Client”) and Morgan Stanley Smith Barney LLC (“MSSB”) relating to the distribution of Class A common shares (the “Shares”) of Rover Group, Inc. (the “Issuer”).

As an authorized representative of the Issuer, I hereby represent and covenant on the Issuer's behalf that:

The distribution of the Shares to be made by MSSB for the account of Client pursuant to the Distribution Plan will not violate the Issuer’s insider trading policy and, to the Issuer’s knowledge, there are no legal, contractual or regulatory restrictions applicable to Client or Client’s affiliates as of the date of this representation that would prohibit Client from entering into the Distribution Plan or prohibit any distribution pursuant to the Distribution Plan.

Dated: ______________, 2022

By:
Name:
Title:

SEC 1147 (02-08)

Exhibit B

Rule 144 Distribution Representation

Date:

Morgan Stanley Smith Barney LLC

c/o Reese Rickards

28 State Street 33rd Floor

Boston, MA 02110

Re: Distribution of ________ Shares (the "Stock") of Rover Group, Inc. (the "Company") Pursuant to Rule 144

Dear Sirs:

The undersigned, ________________ is making a pro rata in-kind stock distribution to their limited and general partners based upon their respective capital interests of the above-referenced Stock of the Company through Morgan Stanley Smith Barney LLC (“Morgan Stanley”) in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended (“Rule 144”). Accordingly, the undersigned represents to and agrees with you that:

1.	The undersigned proposes to make a pro rata in-kind distribution of the Stock to its partners, without the payment of any consideration, based upon their respective capital interests of the above-referenced Stock of the Company pursuant to the terms of its partnership agreement and in accordance with the requirements of Rule 144.

2.	The general partner of the undersigned ________________ further proposes to make a pro rata in-kind distribution of the Stock to its partners, without the payment of any consideration, based upon their respective capital interests of the above-referenced Stock of the Company pursuant to the terms of its partnership agreement and in accordance with the requirements of Rule 144.

3.	A minimum of one year has elapsed since the date of acquisition of the Stock from the Company or an affiliate of the Company, and payment of the full purchase price, by the undersigned or any other non-affiliate of the Company whose holding period may be combined with that of the undersigned in accordance with Rule 144(d).

4.	________________ is a closely held partnership.

5.	The undersigned has not held a short position, nor any put or other option to dispose of, any Company stock nor any securities convertible into Company stock.

6.	The undersigned is not aware of any circumstances in which it would be considered an underwriter or engaged in a distribution of securities for the Company.

7.	No share of the Stock is subject to an agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance, other than those which may have been entered into between the undersigned and Morgan Stanley.

8.	To the best of our knowledge except for the recipients noted on the attached schedule the distributees are not “affiliates” of the Company as that term is defined in Rule 144(a)(1) and have not been an affiliate of the Company for at least three months.

9.	None of the partners of the undersigned or the partners of the general partner have, are or will act in concert with respect to re-sales of the stock.

10.	The Company, its counsel and its transfer agent may rely on these representations and warranties.

Sincerely yours,

SEC 1147 (02-08)